 LAPIS TECHNOLOGIES, INC.
19 W. 34TH Street, Suite 1008
New York, New York 1001

January 12, 2009

Securities and Exchange Commission
Washington, D.C. 20540

Re:  Lapis Technologies, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed March 31, 2008
File No.  333-100979

Ladies and Gentlemen:

Lapis Technologies, Inc.  (the “Company”) is hereby filing a response to the questions raised by the Staff of the Commission in its letter of comments dated December 19, 2008.  Set forth below is the Company’s response to the Staff’s comments.

Financial Statements.  Page F-1

Independent Auditors' Report. page F-1

1.
We note the scope and opinion paragraphs of your auditors' report refer to your consolidated balance sheet at December 31, 2007, and related consolidated statements of income, changes in stockholders' equity and comprehensive income and each flows for the year then ended. Please tell us why the report does not also opine on your consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for the year ended December 31, 2006.

2.	Response

In response to the Staff’s comment, we have filed a amendment to the Company’s 10-KSB for the year ended 2007 to include a revised Independent Auditors’ Report.

In connection with the Company’s responses to the above comment, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any further comments and/or questions, please contact David B. Manno, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 981-6772.

Very truly yours, /s/ Harry Mund Harry Mund Chief Executive Officer